UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

DF Growth REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10912

Delaware	83-1263155
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 B Street Suite 1930 San Diego, CA	92101
(Address of principal executive offices)	(Zip Code)

(858) 430-8528
Registrant’s telephone number, including area code

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

i

Part II

Caution Regarding Forward-Looking Statements

The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.”

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe long-term trends favor secondary and tertiary cities” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things we talk about in the “Risks of Investing” section of our Offering Circular, which may be accessed via the EDGAR website maintained by the Securities and Exchange Commission.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by law.

Given The Risks And Uncertainties, Please Do Not Place Undue Reliance

On Any Forward-Looking Statements.

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Our Company and Business

Overview

The Company was formed to invest in real estate projects, primarily in and around primary and secondary cities or cities that have a large university, with what we believe is a significant profit potential. While our primary focus will be on “value-add” multi-family real estate (we expect to invest at least 80% of the Company’s portfolio in such projects), we might also invest in other real estate projects that we determine have significant profit potential such as other value-add commercial real estate such as office or industrial, self-storage, or multi-family or residential opportunistic projects.

The manager of the Company, DF Manager, LLC, a Delaware limited liability company, which we refer to as the “Manager,” is an affiliate of DiversyFund, Inc., a Delaware corporation and a real estate developer, which we refer to as the “Sponsor.” The Sponsor maintains a website, www.DiversyFund.com (the “Site”) where it seeks funding for its real estate projects. At least initially, all of the projects in which the Company invests will be projects of the Sponsor that are listed at the Site. In the future, it is possible that the Company would also invest in real estate projects other than those developed by the Sponsor.

Regulation A Offering

On November 13, 2018, our Offering Circular dated October 3, 2018 (the “Offering Circular”), whereby we are seeking to raise up to $50,000,000 through the sale of Class A Investor Shares under Regulation A (the “Offering”), was “qualified” by the Securities and Exchange Commission. The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company.

As of December 31, 2018, we had raised $1,124,500.00 from the sale of Class A Investor Shares.

LLC Agreement

The Company is governed by a Limited Liability Company Agreement dated August 1, 2018, which we refer to as the “LLC Agreement.” A copy of the LLC Agreement is attached as Exhibit 1A-2B.

Management

The Company is managed by the Manager. The LLC Agreement generally gives the Manager exclusive control over all aspects of the Company’s business. Other members of the Company, including Investors who purchase Class A Investor Shares in the Offering, generally have no right to participate in the management of the Company. There is only one exception to this rule: the owners of the Class A Investor Shares may, in some situations, remove the Manager for cause.

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Investment Strategy

The Company is seeking to invest in a diversified portfolio of predominantly income-producing real estate assets throughout the United States.

Initially, the Company intends to target multi-family properties in a “value-add” strategy. That means a strategy where the Company would buy an existing multi-family property and undertake renovations with a view toward adding significant value. For example, the Company might renovate individual units, add landscaping, and/or add exercise facilities or other amenities, all with a view toward increasing the net income from (and therefore the value of) the property.

The Company’s overall multi-family value-add strategy is:

●	Identify multi-family apartment communities in quality locations in the Company’s target markets, where the Company believes it can acquire properties for lower than their actual value or where the Company can add significant value through third-party hands-on management and/or appreciation potential;

●	Buy those communities at below-market prices, or at market prices where there is sufficient upside potential to obtain above-market returns over the long term;

●	Make physical alterations and other improvements to those communities, where the Company can achieve significant benefit with minimal capital outlay; and

●	Through third-party management, increase the rents to increase the overall value of the property.

We expect that once the Company has raised $50 million of capital, at least 80% of the Company’s portfolio will be in these value-add multi-family investments.

The Company might also build new multi-family properties where it believes it can expect a significant profit.

The Company might also purchase, build, or invest in other kinds of properties, beyond multi-family properties, so long as such properties are generating positive cash flow or can be made to generate positive cash flow once built and stabilized.

The Company might also invest in residential properties – for example, single-family homes – where the Manager believe the Company can achieve a significant profit.

Geographically, we intend to focus on locations which can attract high-quality tenants, specifically central business districts or suburban markets of primary and secondary metropolitan cities.

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The Multi-Family Market

In recent years the multi-family market dynamics have been driven by favorable supply/demand fundamentals including (i) a limited number of new units coming onto the market, (ii) the demographic often referred to as “echo boomers,” (iii) in increase in the number of immigrants, and (iv) tighter lending guidelines leading to lower rates of home ownership. We believe the future of the market looks bright as unemployment rates continue to fall, more individuals move out on their own, and millennials enter the rental market.

Overall, the real estate market has gone nowhere but up for 10 years, suggesting that a downturn could occur in the near future. We believe that in the event of a downturn, the multi-family markets in cities exhibiting attractive economic indicators such as continued population and job growth, will be impacted the least. We believe that renters will gravitate to newer properties and will locate in cities with easy access to entertainment, restaurants, and shopping convenience.

Due Diligence

When the Company identifies a location or a potential property, it will typically sign a contract and place an escrow deposit to be held with the designated escrow agent. The Company will then conduct extensive due diligence, including physical site inspections, environmental studies, a review of applicable zoning and land use restrictions, title reports, a review of all leases (if any), a review of the revenues and expenses from the property, and a study of the local market and local conditions.

Based on its due diligence, the Company will determine whether to move forward with the property or look for the next opportunity.

Evaluating Alternatives

During the initial 12-36 months of owning and managing the property, the Company will analyze market conditions and decide whether the property should be maintained, refinanced, restructured (i.e., condominium conversion), or sold.

Real Estate Investment Life Cycle

The life cycle of a multi-family and other commercial real estate property varies on an individual property basis, but generally all properties experience periods of development, stabilization, and decline. A major component of successful real estate investing is timing the cycle – in effect, buying low, selling high. The Company will pay close attention to the ongoing market cycles in an effort to maximize returns to investors.

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Competitive Landscape

The U.S. real estate market as a whole is experiencing heavy demand and limited supply, with many developers, investors, and other parties competing for property. Further, we may be at a disadvantage to our competition who may have greater capital resources than we do, specifically cash. It has become increasingly difficult to obtain lending on many properties and those developers that are able to close without financing and pay the full purchase price of a property in cash may be able to close on more properties or will be able to negotiate better purchasing terms.

The greatest competition tends to be for the larger properties, where institutional capital is deployed. The Company will, instead, look for smaller to mid-sized properties, a market that typically involves individual and smaller institutional buyers rather than large institutions. The relative inefficiency in this segment often creates excellent investment opportunities.

Use of Special Purpose Vehicles

Most or all of the investments made by the Company will be through other entities. For example, if the Company invests in a multi-family property, the property will likely be owned by a different entity, such as a limited partnership or a limited liability company. In some situations the Company will be the sole owner of the entity, while in other situations the entity will be co-owned with others. In all situations, however, the Company will control the management and operation of the entity.

Term of the Company

We intend to operate the Company for a period of approximately five years from the Initial Closing Date, with the option of up to two additional one-year extensions at the discretion of the Manager.

To wind down the Company, the Manager will seek to generate liquidity for Investors and realize any gains in the value of our investments by selling or refinancing our properties and returning capital to Investors on an orderly basis. Sales and refinancing will be subject to prevailing market conditions and there is no guarantee that we will be successful in executing any such liquidity transactions on terms favorable to the Company and Investors, or that we will be able to do so within the time frame we have anticipated.

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Management Discussion

Operating Results

The Company began operating on November 1, 2018. As of December 31, 2018, the Company had invested a total of $180,000.00 in two separate projects managed by our Sponsor. None of these projects had made any distributions to the Company.

Our net income for the period ending December 31, 2018 (consisting of “pass-through income” from the projects in which we invested) was $0.00.

Liquidity and Capital Resources

The Company is seeking to raise up to $50,000,000 of capital in the Offering by selling Class A Investor Shares. As of December 31, 2018, the Company had raised $1,124,500.

The Company does not currently have any unfunded capital commitments. We expect to deploy almost all of the capital we raise in the Offering in making real estate investments. Should we need more capital for any reason, we could either sell more Class A Investor Shares or sell other classes of securities. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

Because the Offering was open for fewer than 60 days during 2018, management has not identified any significant recent trends in the Company’s performance. As of December 31, 2018 management is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the Company’s reported financial information not necessarily to be indicative of future operating results or financial condition.

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Management

Overview

DiversyFund, Inc., which we refer to as our “Sponsor,” is the sole member and manager of DF Manager, LLC, which we refer to as our “Manager.” Under section 5.2 of the LLC Agreement, the Manager has:

[F]ull and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business.

The Company and the Manager entered into a contract called a “Management Services Agreement” dated August 1, 2018, which we refer to as the “Management Agreement.” The Management Agreement describes at length and in detail many of the duties of the Manager, and also describes the Manager’s compensation. However, the list of the Manager’s duties and authority in the Management Agreement is not exclusive. Under the broad grant of authority in the LLC Agreement, the Manager could have duties and authority not listed in the Management Agreement.

The Management Agreement is included as Exhibit 1A-6B.

Our Key Personnel

Names, Ages, Etc.

Name	Position	Age	Term of Office	Approximate Hours Per Week If Not Full Time
Craig Cecilio	Chief Executive Officer*	45	Indefinite	20 Hours
Alan Lewis	Chief Financial Officer*	42	Indefinite	20 Hours

*	Mr. Cecilio and Mr. Lewis are officers of the Sponsor.

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Business Experience

Craig Cecilio - Mr. Cecilio is the Chief Executive Officer and Co-Founder of the Sponsor, DiversyFund, Inc. Mr. Cecilio has worked in the real estate industry for nearly 20 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family residences in California as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate lending business, Coastal California Funding Group, Inc., which underwrote and financed residential renovations and ground-up construction in California coastal markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business.

Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of real estate-backed bridge loans used primarily to “pre-fund” many of the Manager’s real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets, having raised over $100 million in debt or equity for real estate transactions in the last three years, and has developed and managed over $50 million of residential property (renovations and ground-up). Mr. Cecilio is a graduate of the University of Colorado at Boulder.

Alan R. Lewis - Mr. Lewis is the Chief Investment Officer and Co-Founder of the Sponsor, DiversyFund, Inc. Prior to the launch of the Manager, he was the head of the real estate private equity division of a real estate investment and development firm based out of Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multi-family projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently working as a Managing Director of the Investment Banking Division of Brill Securities where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects.

Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk & Wardwell, a Tier 1 ranked Wall Street law firm (Chambers USA). His practice included IPO’s, mergers and acquisitions, and commercial real estate, including the acquisition and refinancing of several Fifth Avenue commercial buildings, acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has worked on transactions totaling, in aggregate, over $41 billion. Mr. Lewis received a BA from Brigham Young University and a JD from Columbia Law School, where he was a Senior Editor on the Columbia Law Review. Mr. Lewis is admitted to practice law in New York and previously held Series 7, 66 and 79 FINRA licenses.

Ownership of Related Entities

Mr. Cecilio and Mr. Lewis own 100% of DiversyFund, Inc., the Sponsor, which in turn owns 100% of DF Manager, LLC, the Manager.

Family Relationships

There are no family relationships among the Executive Officers and Significant Employees of the Company.

Legal Proceedings

Within the last five years, no Executive Officer or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Executive Officer or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

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Compensation Of Management

Overview

The people who run the Company make money from the Company in (only) three ways:

●	They receive fees

●	They invest alongside Investors and receive the same distributions as Investors

●	They receive the Promoted Interest

All three forms of compensation are discussed below.

The Company itself does not have any employees or payroll. For example, Mr. Lewis and Mr. Cecilio, the owners of the Sponsor, do not receive any salary, bonuses, or other compensation directly from the Company. Instead, all of his compensation is paid from the fees paid to the Manager and from the Promoted Interest.

Fees

Type of Fee	Description and Amount
Reimbursement

The Company is required to reimburse the Manager for expenses the Manager incurred in connection with the Offering before it was “qualified” by the SEC (after the Offering is qualified, the expenses will borne by the Company itself, directly), including legal, accounting, and marketing costs. However (i) the Manager will not be entitled to any reimbursement until the Company has raised at least $1,000,000 from the sale of Class A Investor Shares; (ii) if the Company raises only $1,000,000 from the sale of Class A Investor Shares, the Manager’s reimbursement will be limited to a maximum of $125,000; (iii) the Manager will not be entitled to full reimbursement until the Company has raised $3,000,000 from the sale of Class A Investor Shares; and (iv) if the Company raises more than $1,000,000 but less than $3,000,000 from the sale of Class A Investor Shares, the reimbursement in excess of $125,000 will be pro rated.

Estimate: The Sponsor’s total expenses for the Offering, before the Offering was qualified, were approximately $30,000.

Asset Management

The Manager charges the Company a monthly asset management fee equal to 0.1667% of the Investors’ aggregate capital accounts as of the last day of each calendar month, or approximately 2% per year. An Investor’s “capital account” will generally be equal to the amount the Investor paid for his, her or its Class A Investor Shares, less any capital that has been returned to the Investor and any losses allocated to the Investor.

Estimate: The amount of the asset management fee will depend on (i) how much capital is raised in the Offering, and (ii) when and how much capital is returned to Investors. If the Company raised $5,000,000 in the Offering, the Manager would receive approximately $100,000 per year. If the Company raised $25,000,000 in the Offering, the Manager would receive approximately $500,000 per year. If the Company raised $50,000,000 in the Offering, the Manager would receive approximately $1,000,000 per year. However, we cannot make a reasonable estimate at this time.

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Developer

Where the Company owns property directly, or is the sole owner of an entity that owns property, the Sponsor will charge the Company a developer fee of between 6% and 8% of the total project costs, including both “hard” costs (e.g., the cost of land, buildings, construction, and renovation) and “soft” costs (e.g., professional fees).

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar developer fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 6% - 8% fee for direct investment. However, the Company’s cost of the fee will not exceed 6% - 8% of the Company’s share of the total project cost.

Estimate: The amount of the developer fee will depend on the cost of projects and, in the case of joint ventures, the terms our Sponsor negotiates with joint venture partners. We cannot make a reasonable estimate today.

Disposition of Property

Where the Company owns property directly, or is the sole owner of an entity that owns property, the Sponsor will receive a disposition fee equal to 1% of the total sale price of each property.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). However, the Company’s share of the fee will not exceed 1% of the Company’s share of the total sale price.

Estimate: The amount of the disposition fee will depend on the selling price of assets by the Company and any joint ventures and, in the case of joint ventures, the terms our Sponsor negotiates with joint venture partners. We cannot make a reasonable estimate today.

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Financing

Where the Company owns property directly, or is the sole owner of an entity that owns property, the Sponsor will receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.

Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture, which could be higher than the 1% financing fee for direct investment. However, the Company’s cost of the fee will not exceed 1% of the Company’s share of the loan.

Estimate: The amount of the financing fee will depend on the selling price of assets by the Company and any joint ventures and, in the case of joint ventures, the terms our Sponsor negotiates with joint venture partners. We cannot make a reasonable estimate today.

Construction Management

The Sponsor might provide construction and/or construction management services on behalf of the Company. If so, it will provide such services pursuant to one or more written agreements containing terms and conditions that are standard in the construction industry, as determined by the Sponsor based on its experience. The amount of the Sponsor’s compensation, and the manner in which it is calculated, shall also be consistent with industry standards, as determined by the Sponsor. Under the LLC Agreement, the Sponsor is entitled only to compensation that is (i) fair to the Company, and (ii) no greater than would be paid to an unrelated party at arm’s length.

Estimate: The amount of compensation (if any) the Sponsor will receive for construction or construction management services will depend largely on the number of projects for which its services are retained and the size and nature of those services. We cannot make a reasonable estimate at this time.

Other Fees

The Company engages third parties to provide a variety of other services, including insurance and marketing. If the Manager is able to engage third parties at lower-than-market rates, then the Manager is entitled to retain the difference. The Manager will determine the market rates for the services in question – and thus its own compensation – based on its experience in the real estate industry and, if it believes necessary, by reviewing proposals from other providers of such services.

Estimate: The amount of other fees will depend on the nature of the services the Manager provides and how much the Manager charges for such services. We cannot make a reasonable estimate at this time.

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Co-Investment

The Manager (and possibly other affiliates of our Sponsor) might purchase Class A Investor Shares. If so, they will be entitled to the same distributions as other Investors.

Promoted Interest

The Sponsor is entitled to share in certain distributions made by the Company, which we refer to as the “Promoted Interest.” The Promoted Interest is paid in two levels: first, after owners of the Class A Investor Shares have received a 7% preferred return on their investment, the Sponsor is entitled to a catchup return equal to approximately 53.85% of the preferred return paid to owners of the Class A Investor Shares; and second, after owners of the Class A Investor Shares have received their preferred return and the Sponsor has received its catchup return, the Sponsor is entitled to 35% of the remaining profits.

How much money the Sponsor ultimately receives as a Promoted Interest therefore depends on a number of factors, including:

●	How much capital is raised in the Offering;

●	The investment returns the Company is able to achieve;

●	When those returns are achieved (the Company might not achieve the same return every year);

●	When the Company distributes money; and

●	The amount of expenses the Company incurs.

Stages of Development

The stages of the Company’s organization, development, and operation, and the compensation paid by the Company to the Manager and the Sponsor during each stage, are as follows:

Stage	Compensation to Manager	Compensation to Sponsor
Organization	None	None
Acquisition of Property	● Asset Management Fee	● Developer Fee ● Financing Fee
Operation	● Asset Management Fee	● Financing Fee ● Returns from Co-Investment ● Promoted Interest ● Disposition Fee
Liquidation		● Returns from Co-Investment ● Promoted Interest ● Disposition Fee

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Report to Investors

No less than once per year, the Company will provide the owners of Class A Investor Shares with a detailed statement showing:

●	The fees paid to the Manager and its affiliates; and

●	Any transactions between the Company and the Manager or its affiliates.

In each case, the detailed statement will describe the services performed and the amount of compensation paid.

Clawback

If, upon the liquidation of the Company, the owners of the Class A Investor Shares other than the Manager, the Sponsor, and their affiliates have not received distributions sufficient to return their capital contributions plus a 7% cumulative, non-compounded annual return, the Manager, the Sponsor, and their affiliates will be required to return any distributions they have received from the Company (not fees), over and above their actual contributed capital, in an amount such that the Company can distribute the shortfall to the owners of the Class A Investor Shares, other than the Manager, the Sponsor, and their affiliates.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

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SECURITY OWNERSHIP OF MANAGEMENT

The limited liability company interests in the Company are denominated by 20,000,000 “Shares,” consisting of 1,000,000 “Common Shares” and 19,000,000 “Investor Shares.” The Manager has the authority to divide the 19,000,000 Investor Shares into one or more “classes,” by adopting one or more authorizing resolutions. The Manager adopted the Authorizing Resolution to create 5,000,000 Class A Investor Shares.

As of December 31, 2018, the limited liability company interests of the Company were owned as follows:

Common Shares

Beneficial Owner	Number of Shares	Percent of Class
DiversyFund, Inc.* 750 B Street Suite 1930 San Diego, CA. 92101	1,000,000	100%
DF Manager, LLC 750 B Street Suite 1930 San Diego, CA. 92101	0	0%
Alan Lewis 750 B Street Suite 1930 San Diego, CA. 92101	0	0%
Craig Cecilio 750 B Street Suite 1930 San Diego, CA. 92101	0	0%

Class A Investor Shares

Beneficial Owner	Number of Shares	Percent of Class
Unrelated Investors	112,450	100%

*	DiversyFund, Inc., the Sponsor, is owned and controlled by Mr. Lewis and Mr. Cecilio.

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Certain Relationships And Related Transactions

The Company has entered into a Management Agreement with the Manager, pursuant to which the Manager will provide management and investment management services. Under the Management Agreement, the Company will pay the Manager certain fees as described in “Compensation of Management”. The Manager is an affiliate of our Sponsor, DiversyFund, Inc. Thus, the amount of fees and other terms of the Management Agreement were determined among related parties and not at arm’s-length.

The Sponsor, the Manager, Mr. Cecilio, Mr. Lewis, and parties related to them might also invest in the Company by purchasing Class A Investor Shares, along with other Investors.

Legal Proceedings

Neither the Company itself, the Manager, the Sponsor, or any of their respective employees, officers, directors, managers, or members is currently engaged in any material legal proceedings.

Neither the Company itself, the Manager, the Sponsor, or any of their respective employees, officers, directors, managers, or members is, to the knowledge of the Company, currently the subject of any investigation or proceedings by any governmental authorities.

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Financial Statements

DF Growth REIT, LLC.

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DF Growth REIT, LLC.

Balance Sheet

As of December 31, 2018

December 31, 2018
ASSETS
Total Real Estate Investments, Net	$280,000
Cash and Cash Equivalents	781,494
Total Assets	$1,061,494

LIABILITIES & SHAREHOLDER EQUITY

LIABILITIES
Accounts Payable	$6,919
Total Liabilities	$6,919

STOCKHOLDERS AND EQUITY
Equity:
Common Shares $10.00 par value; 5,000,000 shares authorized; 112,450 shares issued and outstanding, net of offering costs as of December 31, 2018	$1,124,500
Contribution from Sponsor	500
Accumulated Deficit	(70,425)
Stockholders’ Equity	$1,054,575

Total Liabilities & Stockholders’ Equity	$1,061,494

The accompanying notes are an integral part of these financial statements.

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DF Growth REIT, LLC.

Statements of Operations

For the period from November 13, 2018 (Inception) through December 31, 2018

For the Period from November 13, 2018 (inception) through December 31, 2018
Revenues
Rental income, net	$-
Total revenues	-

Operating Expenses
General and administrative expenses	70,425
Total operating expenses	70,425
Operating Loss	(70,425)
Net Loss	$(70,425)

The accompanying notes are an integral part of these financial statements.

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DF Growth REIT, LLC.

Statements of Stockholders’ Equity

For the period from November 13, 2018 (Inception) through December 31, 2018

	Common Stock		Accumulated	Total Stockholders’
	Shares	Amount	Deficit	Equity
November 13, 2018 (Inception)
Proceeds from issuance of common stock	112,450	$1,124,500	$-	$1,124,500
Contribution from Sponsor		500	-	500
Net loss	-	-	(70,425)	(70,425)
Balance as of December 31, 2018	112,450	$1,125,000	$(70,425)	$1,054,575

The accompanying notes are an integral part of these financial statements.

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DF Growth REIT, LLC. Statement of Cash Flows For the period from November 13, 2018 (Inception) through December 31, 2018
For the Period from November 13, 2018 (inception) through December 31, 2018
OPERATING ACTIVITIES:
Net loss	$(70,425)
Increase in Accounts Payable	6,919
Net cash used in operating activities	(63,506)
INVESTING ACTIVITIES:
Purchase of real estate and improvements to real estate	(280,000)
Net cash used in investing activities	(280,000)
FINANCING ACTIVITIES:
Proceeds from the capital contribution of Sponsor	500
Proceeds from the issuance of common stock, net of syndication costs	1,124,500
Net cash provided by financing activities	1,125,000

Net increase in cash and cash equivalents	781,494
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	781,494

The accompanying notes are an integral part of these financial statements.

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DF Growth REIT, LLC.

Notes to the Financial Statements

December 31, 2018

Note 1 – Formation and Organization

DF Growth REIT, LLC. (the “Company”) is a Delaware corporation formed on July 16, 2018, that builds wealth by investing in cash-flowing apartment buildings along with single and multi-family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms the “Company,” “we,”, “us,” or “our” in this Annual Report refer to DF Growth REIT, LLC., unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2018.

The Company is externally managed by DF Manager, LLC., (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50,000,000 in shares of common stock, the purchase price for all shares was $10.00 per share as of December 31, 2018. The Offering was qualified by the SEC on November 13, 2018, and we commenced operations on November 13, 2018.  As of December 31, 2018, we had issued 112,450 shares of our common stock for an aggregate purchase price of $1,124,500. The Company has the authority to issue 5,000,000 shares of common stock.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheet, statement of operations, statement of stockholders’ equity, statement of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company has adopted a calendar year basis of reporting.

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated.

All significant intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

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Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of December 31, 2018, the Company’s investments in real estate operate in California. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2018, the Company held investments in three entities, which were evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary. These investments are not carried on the equity method because of the Company’s minority interest.

As of December 31, 2018, the Company held investments in three entities, which were evaluated under the VOE model and are not consolidated because the Company is not able to exercise substantial influence in the entity operations.

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Income Taxes

The Company intends to operate and be taxed as a REIT for federal income tax purposes beginning the year ended December 31, 2018. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2018.

As of December 31, 2018, $0, in distributions have been made to stockholders. The Company expects its future distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. When we begin to make distributions to our stockholders, we will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the period November 13, 2018 through December 31, 2018, the Company recorded reimbursements of expenses of $0, respectively.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective November 13, 2018, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset's carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset's carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

At December 31, 2018, the Company determined that there was no impairment of long-lived assets.

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Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. At December 31, 2018, there was zero balance in the allowance for doubtful accounts. The Company records bad debt expense as a reduction of rental income and/or tenant reimbursements.

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to approximately $0 for the period November 13, 2018 through December 31, 2018.

Advertising costs

The Company's policy is to expense advertising costs when incurred. Such costs incurred for the period November 13, 2018 through December 31, 2018 were $0.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At December 31, 2018, deferred financing costs amounted to $0, net of accumulated amortization. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

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Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Investments in Real Estate

The following table presents the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through December 31, 2018:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Real Estate Acquisition Costs
The Sardinia Group, Inc	December 31, 2018	12.2%	$30,000	Cash	$0
San Diego, CA
Park Blvd.	December 31, 2018	7.6%	$150,000	Cash	$0
San Diego, CA

Totals for 2018			$180,000		$0

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The following table details the allocation of the purchase price for the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through December 31, 2018:

Description of Property	Land	Building	Total
The Sardinia Group, Inc	$30,000	$0	$30,000
San Diego, CA
Park Blvd.	$150,000	$0	$150,000
San Diego, CA

Totals for 2018	$180,000	$0	$180,000

Minimum Future Rents

The rental properties owned at December 31, 2018, are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 4 – Commercial Real Estate Debt Investments

As of December 31, 2018, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates to the carrying value of the debt investment as of December 31, 2018. We had invested in one debt related investment as of December 31, 2018. The following table describes our debt related investment activity for the year ended December 31, 2018:

Investment in Debt:	Amount
Balance at beginning of period	$0
Diversyfund Monterey LLC	100,000
Principal repayments	0
Amortization of deferred fees, costs, and discounts/premiums	0
Balance as of December 31, 2018	$100,000

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The following tables present the Company’s investments in debt securities, as of December 31, 2018:

As of December 31, 2018:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Commercial Property	1	$100,000	$100,000	10.00%	100.00%

The following tables present certain information about the Company’s investments in debt securities, as of December 31, 2018, by contractual maturity grouping:

As of December 31, 2018:

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Commercial Property	1	$0	$100,000	$0	$0

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2018, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 5 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the acquisition and management of the Company’s real estate investments.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

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DiversyFund, INC, Sponsor

DiversyFund, Inc, is the Sponsor of the Company and has contributed $500 in capital as of December 31, 2018.

The Sponsor receives an investment waterfall payment in connection with the acquisition and management of the Company’s real estate investments.

Executive Officers of our Manager and Sponsor

As of the date of this Annual Report, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

Note 6 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 7 – Commitments and Contingencies

Legal Proceedings

As of both December 31, 2018, we were not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 8 – Subsequent Events

Management has evaluated subsequent events through the date of these financial statements were available to be used. Based on our evaluations, the Company had the following subsequent events:

DiversyFund Monterey LLC

On January 7, 2019, the Company made an additional debt investment of $150,000. On February 26, 2019, the Company made an additional debt investment of $25,000. On May 8, 2019, the Company made an additional debt investment of $100,000. As of July 10, 2019, the Company has made a total debt investment of $375,000.

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DiversyFund Park Blvd., LLC

On January 7, 2019, the Company made an additional equity investment of $100,000. On March 6, 2019, the Company made an additional equity investment of $50,000. On April 8, 2019, the Company made an additional equity investment of $100,000. On May 3, 2019, the Company made an additional equity investment of $50,000. On June 6, 2019, the Company made an additional equity investment of $50,000. As of July 10, 2019, the Company has made a total equity investment of $500,000.

The Sardinia Group, Inc.

On February 5, 2019, the Company made an additional equity investment of $10,000. On March 8, 2019, the Company made an additional equity investment of $25,000. On May 13, 2019, the Company made an additional equity investment of $10,000. As of July 10, 2019, the Company has made a total equity investment of $75,000.

DF Summerlyn, LLC

On March 21, 2019, the Company made an equity investment to acquire property regarded as DF Sumerlyn LLC of $42,500. On March 29, 2019, the Company made an additional equity investment of $120,000. On April 11, 2019, the Company made an additional equity investment of $100,000. On May13, 2019, the Company made an additional equity investment of $50,000. On May 28, 2019, the Company made an additional equity investment of $75,000. On June 18, 2019, the Company made an additional equity investment of $105,000. As of July 10, 2019, the Company has made a total equity investment of $492,500.

DF Kenwood, LLC

On May 28, 2019, the Company made an equity investment to acquire property regarded as DF Kenwood LLC of $30,000. On June 13, 2019, the Company made an additional equity investment of $30,000. On June 21, 2019, the Company made an additional equity investment of $140,000. On June 28, 2019, the Company made an additional equity investment of $40,000. As of July 10, 2019, the Company has made a total equity investment of $240,000.

DF Pinewood, LLC

On June 13, 2019, the Company made an equity investment to acquire property regarded as DF Pinewood LLC of $100,000. As of July 10, 2019, the Company has made a total equity investment of $100,000.

Offering Proceeds

As of July 10, 2019, we had raised total gross offering proceeds of approximately $2,051,600 from settled subscriptions and issued an aggregate of 205,160 shares of our common stock. As of July 10, 2019, approximately $47,948,400 in shares remained available for sale to the public pursuant to the Offering.

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INDEPENDENT AUDITORS’ REPORT

To the Stockholders of DF Growth REIT, LLC.

We have audited the accompanying financial statements of DF Growth REIT, LLC. (a Delaware corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, stockholders’ equity, and cash flows for the period from November 13, 2018 (inception) through December 31, 2018, and the related notes to the financial statements. Management’s Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. Auditors’ Responsibility Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DF Growth REIT, LLC. as of December 31, 2018, and the results of its operations and its cash flows for the period from November 13, 2018 (inception) through December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

/s/ WSRP, LLC

Salt Lake City, Utah

July 22, 2019

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Exhibits

The following Exhibits are filed as part of this Annual Report:

Exhibit 1A-2A*	Certificate of Formation
Exhibit 1A-2B*	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 1, 2018.
Exhibit 1A-2C*	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.
Exhibit 1A-6A*	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.
Exhibit 1A-6B*	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 1, 2018.
Exhibit 1A-8*	Escrow Agreement – The Agreement captioned “Escrow Services Agreement” with Prime Trust, LLC.

*	Previously filed and incorporated by reference.

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF Growth REIT, LLC

By:	DF Manager, LLC, as Manager

By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.

July 25, 2019

/s/ Craig Cecilio
Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.

July 25, 2019

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